Issuer Free Writing Prospectus Dated August 16, 2007

(Supplementing Preliminary Prospectus Dated August 16, 2007)

Filed Pursuant to Rule 433

Registration Statement No. 333-144010

100,000,000 Shares

COSAN LIMITED

CLASS A COMMON SHARES

Free Writing Prospectus

The following updates the disclosure in the preliminary prospectus dated July 30, 2007:

The company filed amendment no. 5 to its registration statement on Form F-1 on August 16, 2007.

On August 15, 2007, the closing price of the common shares of Cosan S.A. Indústria e Comércio on the São Paulo Stock Exchange was R$23.15 per common share, which is equivalent to approximately US$11.55 per common share, based upon the selling exchange rate of R$2.0043 to US$1.00, as reported by the Central Bank of Brazil (Banco Central do Brasil) on August 15, 2007.

The information contained in “Business—Legal Proceedings—Other Proceedings” and “Management—Board of Directors” on pages 118 and 122 of the preliminary prospectus dated July 30, 2007 is updated by adding disclosure that the CVM has informed Mr. Rubens Ometto Silveiro Mello, as chairman of the board and chief executive officer of Cosan S.A. Indústria e Comércio, and the company that, in its opinion, they may breach certain provisions of Brazilian law relating to duty of loyalty and corporate opportunities in connection with the corporate reorganization and future business activities. Mr. Rubens Ometto Silveiro Mello and we believe that we have complied with applicable Brazilian law and that, as and if necessary, he and we will seek to take measures to comply with such law. Investors should review the updated disclosure in the preliminary prospectus dated August 16, 2007 included in amendment no. 5 to the registration statement.

Cosan Limited’s chairman of the board, chief executive officer and controlling shareholder, Mr. Rubens Ometto Silveira Mello and/or his affiliates, have expressed an interest in purchasing up to 10,000,000 class A common shares in the international offering at the public offering price.

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The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. You can access the preliminary prospectus directly by clicking on http://www.sec.gov/Archives/edgar/data/1402902/000119312507184189/df1a.htm.

Alternatively, the issuer, any underwriter or any dealer participating in the international offering will arrange to send you the prospectus if you request it from:

Credit Suisse Securities (USA) LLC Joan Bryan Prospectus Department Eleven Madison Avenue New York, NY 10010-3629 Telephone: 1-212-538-7764	Goldman, Sachs & Co. Prospectus Department 85 Broad St. New York, NY 10004 Facsimile: 1-212-902-9316 Email: prospectus-ny@ny.email.gs.com	Morgan Stanley & Co. Incorporated Prospectus Department 180 Varick Street 2nd Floor New York, NY 10014 Telephone: 1-866-718-1649 Email: prospectus@morganstanley.com